Exhibit 99.49

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION ANNOUNCES EXPANSION OF ITS FACILITIES

INFRASTRUCTURE TO ALLOW PREVIOUSLY SHUT-IN VOLUMES TO BE PLACED

BACK ON PRODUCTION

Calgary, Alberta, March 6, 2012. Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces it has completed the expansion of its facilities infrastructure in West Central Alberta to allow previously shut-in liquids rich natural gas volumes to be placed back on production.

The infrastructure constraints holding back the previously announced shut-in of 1,800 boe/d of liquids rich natural gas production in early 2012 have now been removed by the facilities expansion. The Company’s previously shut-in liquids rich natural gas volumes in West Central Alberta were placed back on production on March 1, 2012.

During the period March 1-5, 2012, Bellatrix’s field production averaged approximately 17,300 boe/d weighted 40% oil and liquids and 60% natural gas.  As a result of the infrastructure constraints in early 2012, field production in Q1 2012 is expected to average between 15,000 boe/d and 16,000 boe/d.

Bellatrix recently completed an 18 km pipeline project including crossing of the North Saskatchewan River with two 8 inch lines, one 10 inch line and one 4 inch line designed to deliver up to a maximum of 150 mmcf/d to existing underutilized plants.  The river crossing, as a first step, provides Bellatrix with access to the Alder Flats shallow cut 75 mmcf/d gas processing plant, wherein Bellatrix owns 15 mmcf/d of the capacity.  The gas plant owners are planning to expand capacity in the facility to 145 mmcf/d by Q1 2013, which would increase Bellatrix’s ownership in the plant to 46 mmcf/d of the capacity.  The crossing also facilitates access to the Keyera Minnehik Buck Lake Midstream deep cut gas processing facility which currently has 100 mmcf/d of underutilized capacity.  With future additions of compression, the river crossing will be capable of ultimately transporting 300 mmcf/d of raw gas.

Bellatrix has also undertaken construction of a 100% working interest compression facility and interconnecting pipeline infrastructure to provide access to the Keyera Strachan network of deep cut, and semi deep cut gas plants servicing the area south of the Company’s Ferrier lands in West Central Alberta.  Construction is scheduled to be complete for Q3 2012 deliveries.   This project is initially designed to transport 30 mmcf/d expandable to 100 mmcf/d when all phases are completed.

The first quarter of 2012 drilling program that commenced in early January 2012 and utilized four rigs is nearing completion. An initial capital budget of $180 million has been set for fiscal 2012. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide 2012 average daily production of approximately 16,500 boe/d to 17,000 boe/d and an exit rate of approximately 18,000 boe/d to 18,500 boe/d.

www.bellatrixexploration.com	MAIN	403-266-8670	2300, 530 – 8th Avenue SW
	FAX	403-264-8163	Calgary, AB Canada T2P 3S8

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

Forward looking statements: Certain information set forth in this news release, including management’s assessments of the future plans and operations including  2012 capital expenditure plan, anticipated 2012 average daily production and exit rate, anticipated 2012 Q1 average daily production, timing of tie-in of wells, and plans for infrastructure improvements, timing thereof and their effect may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix’s control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website ( www.sedar.com ), or at Bellatrix’s website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.